Citigroup Global Markets, Inc.

388 Greenwich Street

New York, New York 10013

October 2, 2007

VIA EDGAR AND FACSIMILE (202) 772-9206

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Highlands Acquisition Corp. Registration Statement on Form S-1 (SEC File No. 333-143599)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Highlands Acquisition Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 9:30 a.m., Eastern time, on October 3, 2007 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between September 21, 2007 and October 2, 2007, the undersigned effected a distribution of approximately 6,000 copies of the Preliminary Prospectus dated September 21, 2007 (the “Preliminary Prospectus”) to underwriters and dealers.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

[Remainder of page left intentionally blank.]

Very truly yours,

Citigroup Global Markets Inc., as Representatives for Underwriters
/s/ David Spivak
Name: David Spivak Title: Managing Director

HIGHLANDS ACQUISITION CORP.

757 Third Avenue, 21st Floor

New York, New York 10017

October 2, 2007

VIA EDGAR AND TELECOPY (202) 772-9206

Mr. John Reynolds

United States Securities and

Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	Highlands Acquisition Corp. (the “Company”) Registration Statement on Form S-1 originally filed June 8, 2007 (File No. 333-143599) (the “Registration Statement”)

Dear Mr. Reynolds:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 9:30 A.M., Wednesday, October 3, 2007, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)          Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)         The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)         The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

HIGHLANDS ACQUISITION CORP.
By:	/s/ Philip A. Baratelli
Name: Philip A. Baratelli Title: Chief Financial Officer